TRILOGY INTERNATIONAL PARTNERS INC. REPORTS THIRD QUARTER 2021 RESULTS

●
Growth of New Zealand fixed broadband and postpaid mobile subscriber bases continued, increasing by 13% and 8%, respectively, compared to the third quarter of 2020, despite ongoing nationwide COVID-19 movement restrictions implemented in mid-August. Postpaid subscriber growth was supported by the strength of B2B customer acquisition, with B2B gross additions and ending subscribers increasing 30% and 25%, respectively, compared to the third quarter of 2020.
●
Service revenues growth continued in the third quarter of 2021 driven by solid New Zealand postpaid and fixed broadband revenues, increasing by 14% over the same period last year inclusive of a 6% foreign currency benefit.
●
New Zealand Segment Adjusted EBITDA increased by $0.9 million, or 3%, over the third quarter of last year on an organic basis, which excludes the impact of the new revenue standard, a year-over-year headwind of $1.6 million, or 5%, and a foreign currency exchange benefit of $1.7 million, or 6%. New Zealand Segment Adjusted EBITDA, as reported, increased by $1.0 million, or 4%, over the third quarter of last year.
●
Bolivian operations continued to experience revenue headwinds due to the ongoing impact of COVID-19 on the local economy, and an impairment charge of $113.8 million was recorded relating to long-lived assets of the Bolivian subsidiary as a result of negative financial trends.

BELLEVUE, Washington (November 9, 2021) – Trilogy International Partners Inc. (“TIP Inc.” or the “Company”) (TSX: TRL), an international wireless and fixed broadband telecommunications operator, today announced its unaudited financial and operating results for the third quarter of 2021.

“Our New Zealand business delivered another solid quarter of results,” said Brad Horwitz, President and CEO. “Our sustained postpaid subscriber growth, driven by a 25% year-over-year increase in our B2B base, more than compensated for lower growth in our consumer business that resulted from COVID-19 lockdowns during Q3. More than 37% of our mobile customer base is now postpaid, compared to 34% a year ago, as we continue to make progress in our long-term strategy of shifting our customer base to postpaid. We also increased our fixed broadband subscriber base by 13% over last year.”

“Despite disruption in the third quarter related to COVID-19 lockdowns, our service revenues and segment adjusted EBITDA in New Zealand continue to increase. The resilience of our New Zealand operation can also be seen in our strengthening market position, as we continue to increase customer and revenue share. While COVID-19 related risks and impacts remain, our performance in Q3 and the continued stability of our business enables us to reaffirm our 2021 guidance range.”

“The Bolivian operating environment continues to be negatively impacted by COVID-19. While subscriber mobility in the country has increased, resulting in a modest sequential improvement in some of our operating metrics, we have not seen the rebound we had hoped. We determined that recording an impairment charge to our long-lived assets in Bolivia was appropriate at this time.”

Consolidated Financial Highlights

	Three Months Ended September 30,			Nine Months Ended September 30,
(US dollars in millions unless otherwise noted, unaudited)	2021	2020	% Chg	2021	2020	% Chg

Total revenues	157.5	153.7	2%	484.4	441.5	10%

Service revenues	134.4	126.3	6%	406.9	369.4	10%

Net loss	127.7	23.0	455%	165.9	59.5	179%
Net loss margin(1)	95.0%	18.2%	76.8 pts	40.8%	16.1%	24.7 pts

Adjusted EBITDA(2)	25.8	27.9	(8%)	86.8	78.4	11%
Adjusted EBITDA margin(2) (3)	19.2%	22.1%	(2.9) pts	21.3%	21.2%	0.1 pts

pts - percentage points
Notes:
(1) Net loss margin is calculated as Net loss divided by Service revenues.
(2) These are non-U.S. GAAP measures and do not have standardized meanings under generally accepted accounting principles in the United States ("U.S. GAAP"). Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(3) Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.

Conference Call Information

Call Date: Wednesday, November 10, 2021
Call Time: 10:30 a.m. (PT)

North American Toll Free: 1-888-506-0062
International Toll: +1-973-528-0011
Entry Code: 756329

Online info (audio only):
https://www.webcaster4.com/Webcast/Page/2180/42971

Live simulcast (listen only) available during the call. Participants should register on the website approximately 10 minutes prior to the start of the webcast.

A replay of the conference call will be available at approximately 12:30 p.m. (PT) the day of the live call. Replay dial-in access is as follows:

North American Toll Free: 1-877-481-4010
International Toll: +1-919-882-2331
Replay Access Code: 41835

About Trilogy International Partners Inc.

TIP Inc. is the parent of Trilogy International Partners LLC (“Trilogy LLC”), an international wireless and fixed broadband telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy LLC’s founders have successfully bought, built, launched and operated communications businesses in 15 international markets and the United States.

Trilogy LLC, together with its consolidated subsidiaries in New Zealand (Two Degrees Mobile Limited, referred to below as “2degrees”) and Bolivia (Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A., referred to below as “NuevaTel”), is a provider of wireless voice and data communications services including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. Trilogy LLC also provides fixed broadband communications services to residential and enterprise customers in New Zealand and Bolivia.

Unless otherwise stated, the financial information provided herein is for TIP Inc. as of September 30, 2021.

TIP Inc.’s head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA. TIP Inc.’s common shares (the “Common Shares”) trade on the Toronto Stock Exchange under the ticker TRL and its warrants trade on such exchange under the ticker TRL.WT.

For more information, visit www.trilogy-international.com.

Business segments

TIP Inc.’s reportable segments are New Zealand and Bolivia. Segment information is regularly reported to our Chief Executive Officer (the chief operating decision-maker, who assesses performance of the segments and allocates resources primarily based on the financial measures of revenues and Segment Adjusted EBITDA). The nature of the business of the Segments is as follows:

Segment	Principal activities
Bolivia	Wireless telecommunications operations for Bolivian consumers and businesses.
New Zealand
Wireless telecommunications operations for New Zealand consumers and businesses; fixed broadband network connectivity through fiber network assets to support a range of voice, data and networking for New Zealand consumers, businesses and governments.

About this press release

This press release contains information about our business and performance for the three and nine months ended September 30, 2021, as well as forward-looking information and assumptions. See “About Forward-Looking Information” for more information. This discussion should be read together with supplementary information filed on the date hereof under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The financial information included in this press release was prepared in accordance with U.S. GAAP. In our discussion, we also use certain non-U.S. GAAP financial measures to evaluate our performance. See “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” for more information.

Certain amounts in the prior period Condensed Consolidated Statements of Cash Flows related to restricted cash have been reclassified to conform to the current quarter’s presentation.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606),” and has since modified the standard with several ASUs (collectively, the “new revenue standard”). We adopted the new revenue standard on January 1, 2019, using the modified retrospective method. This method requires the cumulative effect of initially applying the standard to be recognized at the date of adoption. Financial information prior to our adoption date has not been adjusted. For further information see “Note 13 – Revenue from Contracts with Customers” to the Condensed Consolidated Financial Statements for the period ended September 30, 2021 (“Condensed Consolidated Financial Statements”) filed on the date hereof under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” and has since modified the standard with several updates (collectively, the “new lease standard”). We adopted the new lease standard on January 1, 2020, using the modified retrospective method. This method results in recognizing and measuring leases at the adoption date with a cumulative-effect adjustment to opening retained earnings/accumulated deficit. Financial information prior to our adoption date has not been adjusted. The adoption of the new lease standard resulted in the recognition of an operating lease right-of-use asset and an operating lease liability as of the adoption date. The adoption of the new lease standard did not have a material impact on the Condensed Consolidated Statements of Operations and Comprehensive Loss or the Condensed Consolidated Statement of Cash Flows. For further information, see “Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies” and “Note 15 – Leases” to the Condensed Consolidated Financial Statements.

All dollar amounts are in United States dollars (“USD”) unless otherwise stated. In New Zealand, the Company generates revenues and incurs costs in New Zealand dollars (“NZD”). Fluctuations in the value of the NZD relative to the USD can increase or decrease the Company’s overall revenue and profitability as stated in USD, which is the Company’s reporting currency. The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the NZD, expressed in USD.

	September 30, 2021	December 31, 2020	% Change
End of period NZD to USD exchange rate	0.69	0.72	(5%)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2021	2020	% Change	2021	2020	% Change
Average NZD to USD exchange rate	0.70	0.66	6%	0.71	0.64	12%

NZD amounts reflect the USD amount as converted according to the average NZD/USD exchange rates as presented in the table above.

Amounts for subtotals, totals and percentage changes included in tables in this press release may not sum or calculate using the numbers as they appear in the tables due to rounding. Differences between amounts set forth in the following tables and corresponding amounts in the Condensed Consolidated Financial Statements and related notes for the period ended September 30, 2021 are a result of rounding. Information is current as of November 9, 2021 and was approved by TIP Inc.’s Board of Directors. This press release includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information.

Additional information relating to TIP Inc., including our financial statements and Management’s Discussion and Analysis for the three and nine months ended September 30, 2021 and for the year ended December 31, 2020, our Annual Report on Form 20-F for the year ended December 31, 2020, and other filings with Canadian securities commissions and the U.S. Securities and Exchange Commission, is available on TIP Inc.’s website (www.trilogy-international.com) in the investor relations section and under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Impact of COVID-19 on our Business

In December 2019, a strain of coronavirus, now known as COVID-19, surfaced in China, spreading rapidly throughout the world in the following months. In March 2020, the World Health Organization declared the outbreak of COVID-19 to be a pandemic. Shortly following this declaration and after observing COVID-19 infections in their countries, the governments of New Zealand and Bolivia imposed quarantine policies with isolation requirements and movement restrictions.

During 2020 and continuing through the filing date of our Condensed Consolidated Financial Statements, the business and operations of both 2degrees and NuevaTel have been affected by the pandemic. The impact to date has varied with differing effects on financial and business results in New Zealand and Bolivia. Given the ongoing and changing developments related to the pandemic, the full extent of potential future effects on the Company’s businesses and financial results cannot be reliably estimated.

In New Zealand, the government’s swift and significant response during 2020 had an immediate impact on customer acquisition and revenues, and 2degrees undertook actions to mitigate impacts throughout the prior year. However, as movement restrictions within New Zealand were lifted, financial results, including revenues and Segment Adjusted EBITDA (see Note 17 – Segment Information to the Condensed Consolidated Financial Statements), began to improve sequentially in the latter part of 2020 and continuing into 2021 as compared to the initial months of the pandemic. During the third quarter of 2021, a resurgence of COVID-19 cases resulted in a reinstatement of movement restrictions which adversely affected financial sequential results during the quarter. These movement restrictions are expected to remain in force at various levels throughout the country during the fourth quarter or until target vaccination rates are met. Consequently, there continues to be uncertainty for 2degrees regarding the future effect of COVID-19 on the New Zealand economy and related responses by the government, regulators and customers.

In Bolivia, the consequences of COVID-19 and related societal restrictions have been more pronounced, and the impact of the pandemic on the financial results of NuevaTel has been more significant than in New Zealand. Over the course of 2020 and continuing through 2021, NuevaTel experienced a reduction in key financial metrics including revenues, Segment Adjusted EBITDA and subscribers as a result of societal and movement restrictions which significantly affected customer behavior.

Additionally, continuing through the third quarter of 2021, societal and movement restrictions in Bolivia have resulted in economic uncertainty and it is unclear when customer behavior in Bolivia will return to historic norms, creating a risk of a continuing adverse impact on the timing and amount of cash collections, bad debt expense and revenue trends. Periodically during 2021, certain regions in Bolivia experienced a resurgence of COVID-19 cases which resulted in additional measures that suppressed typical customer behavior. Due to the wide-ranging economic effect of COVID-19 in Bolivia, NuevaTel generated substantial net losses during the periods impacted by the pandemic and continuing through the nine months ended September 30, 2021. Similarly, the net losses incurred in the prior year impacted our near-term expectation regarding the ability to generate taxable income in Bolivia and thereby utilize NuevaTel’s deferred tax assets, certain of which have a relatively short duration of use. Consequently, during the third quarter of 2020, management changed its assessment with respect to the ability to realize NuevaTel’s net deferred tax assets, concluding that they are no longer more likely than not to be realized. On the basis of this evaluation, management recorded a full valuation allowance against NuevaTel’s net deferred tax asset balance in the prior year and has continued to maintain a full reserve through September 30, 2021. Management will continue to assess the need for a valuation allowance in future periods.

As it relates to NuevaTel’s long-lived assets, including property and equipment, license costs and other intangible assets, and operating lease right of-use-assets, the Company monitors and assesses for impairment when events or changes in circumstances indicate that the carrying amount of an affected asset group may not be recoverable. This evaluation of long-lived assets is performed at the NuevaTel entity level, which is the lowest level at which individual cash flows can be identified. As disclosed in prior filings by the Company, NuevaTel’s financial performance during the second half of 2021 was expected to be pivotal to management’s continuing evaluation of facts and circumstances in this regard. Amidst the ongoing impact of COVID-19 on the local economy, NuevaTel did not meet management’s expectations regarding recovery of its business and financial performance during the third quarter of 2021, particularly considering the sequential quarters of negative Adjusted EBITDA during a period when management expected a return to a positive trajectory. As a result, expectations regarding NuevaTel’s long-term financial performance have been revised to reflect these changes in facts and circumstances. Due to these and other changes in events and circumstances for NuevaTel, the Company tested the long-lived assets of NuevaTel (the “asset group”) in the third quarter of 2021 for recoverability and impairment.

In evaluating long-lived assets for recoverability, the undiscounted cash flows expected to result from the use of the asset group are compared to the carrying value of the asset group. If the undiscounted cash flows are less than the carrying value, an impairment loss is recognized to the extent that the carrying value of the asset group exceeds its fair value, considering external market participant assumptions. The Company performed a recoverability test during the third quarter of 2021 using management’s best estimate of future undiscounted cash flows and determined that the carrying value of the asset group was not recoverable. Accordingly, the Company determined an estimated fair value of the asset group and related long-lived assets using a combination of valuation techniques, including: (i) a discounted cash flow method, which estimates the amount and timing of net future cash flows and discounts them using a risk-adjusted rate of interest, (ii) a guideline public company method using observable public company valuation information, and (iii) a transaction-based method using observable valuations of recent merged or acquired companies in the telecommunications industry. The fair values of the long-lived assets included within the asset group were further determined using various valuation techniques applied by asset type, including observed market sales of similar assets and consideration of liquidation values and economic obsolescence factors. As a result of estimating the fair value of the asset group and comparing amounts to their carrying value, the Company recorded an impairment charge in the amount of $113.8 million during the three months ended September 30, 2021. The impairment was allocated to long-lived assets in the following amounts: $42.2 million to property and equipment, $48.5 million to operating lease right-of-use assets, $18.8 million to license costs and other intangible assets, and $4.3 million to other assets. These impairment charges were included in impairment of long-lived assets in our Condensed Consolidated Statements of Operations and Comprehensive Loss. The pre-tax impairment charge resulted in a $28.5 million deferred tax asset which was offset by a full valuation allowance, and a $5.2 million tax benefit as a result of the reduction to the Company’s deferred tax liability for NuevaTel’s unrepatriated earnings.

NuevaTel has maintained its liquidity to date in part due to cash management efforts since the onset of the COVID-19 pandemic, resulting in $16.7 million of cash, cash equivalents and restricted cash as of September 30, 2021. As an additional measure to preserve liquidity and support the ability to generate future cash flows, NuevaTel implemented workforce reductions in the fourth quarter of 2020 with related cost reductions continuing through the nine months ended September 30, 2021. Although these initiatives have tempered the impact to date, the prolonged effect of the pandemic has resulted in increased liquidity and cash challenges for NuevaTel which could become acute regarding its ability to meet its financial obligations as they become due. Specifically, forecasted cash resources may not be sufficient to fund obligations due in the first quarter of 2022. Management is currently working to address issues associated with meeting such financial obligations. These actions may include arranging extended payment terms with suppliers, arranging other external investment or seeking to transition the NuevaTel business to a third party.

Consolidated Financial Results

	Three Months Ended September 30,			Nine Months Ended September 30,
(US dollars in millions unless otherwise noted, unaudited)	2021	2020	% Chg	2021	2020	% Chg

Revenues
New Zealand	127.1	117.4	8%	388.8	327.5	19%
Bolivia	30.4	36.3	(16%)	95.4	113.6	(16%)
Unallocated Corporate & Eliminations	0.1	0.1	36%	0.2	0.4	(35%)
Total revenues	157.5	153.7	2%	484.4	441.5	10%

Total service revenues	134.4	126.3	6%	406.9	369.4	10%

Net loss	127.7	23.0	455%	165.9	59.5	179%
Net loss margin(1)	95.0%	18.2%	76.8 pts	40.8%	16.1%	24.7 pts

Segment Adjusted EBITDA
New Zealand	30.6	29.5	4%	95.3	81.8	16%
Bolivia	(1.5)	0.5	(421%)	0.9	5.1	(83%)
Unallocated Corporate & Eliminations	(3.3)	(2.1)	(53%)	(9.3)	(8.5)	(9%)
Adjusted EBITDA(2)	25.8	27.9	(8%)	86.8	78.4	11%
Adjusted EBITDA margin(2)(3)	19.2%	22.1%	(2.9) pts	21.3%	21.2%	0.1 pts

Cash provided by operating activities	46.6	30.9	51%	41.4	41.0	1%

Capital expenditures(4)	24.7	15.4	61%	65.4	46.6	41%
Capital intensity	18.4%	12.2%	6.2 pts	16.1%	12.6%	3.5 pts

pts - percentage points
Notes:
(1) Net loss margin is calculated as Net loss divided by Service revenues.
(2) These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(3) Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.
(4) Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts.

Results of Our Business Segments

New Zealand

Financial Results

	Three Months Ended September 30,			Nine Months Ended September 30,
(US dollars in millions unless otherwise noted, unaudited)	2021	2020	% Chg	2021	2020	% Chg

Revenues
Wireless service revenues	75.5	68.1	11%	226.5	194.8	16%
Fixed broadband service revenues(1)	26.8	22.0	22%	80.1	59.5	35%
Non-subscriber international long distance and other revenues	1.7	1.5	18%	5.0	4.6	8%
Service revenues	104.0	91.6	14%	311.5	258.9	20%
Equipment sales	23.1	25.8	(11%)	77.2	68.6	13%
Total revenues	127.1	117.4	8%	388.8	327.5	19%

Segment Adjusted EBITDA	30.6	29.5	4%	95.3	81.8	16%
Segment Adjusted EBITDA margin(2)	29.4%	32.3%	(2.9) pts	30.6%	31.6%	(1.0) pts

Capital expenditures(3)	21.7	13.4	62%	55.1	40.8	35%
Capital intensity	20.9%	14.6%	6.2 pts	17.7%	15.8%	1.9 pts

Subscriber Results

	Three Months Ended September 30,			Nine Months Ended September 30,
(Thousands unless otherwise noted, unaudited)	2021	2020	% Chg	2021	2020	% Chg

Postpaid
Gross additions	23.1	23.2	(0%)	64.0	60.0	7%
Net additions	13.7	12.8	7%	29.0	21.1	38%
Total postpaid subscribers	540.8	499.6	8%	540.8	499.6	8%
Prepaid
Net losses	(24.4)	(1.4)	n/m	(56.0)	(12.0)	(367%)
Total prepaid subscribers	915.3	968.2	(5%)	915.3	968.2	(5%)
Total wireless subscribers	1,456.1	1,467.8	(1%)	1,456.1	1,467.8	(1%)

Fixed broadband(1)
Gross additions	13.8	15.6	(11%)	36.5	38.5	(5%)
Net additions	7.2	9.0	(21%)	13.9	20.6	(32%)
Total fixed broadband subscribers	145.7	128.5	13%	145.7	128.5	13%
Total subscribers	1,601.8	1,596.3	0%	1,601.8	1,596.3	0%

Monthly blended wireless ARPU ($, not rounded)	17.21	15.53	11%	17.12	14.79	16%
Monthly postpaid wireless ARPU ($, not rounded)	31.47	29.87	5%	31.44	28.92	9%
Monthly prepaid wireless ARPU ($, not rounded)	8.94	8.17	9%	9.07	7.59	19%
Monthly residential fixed broadband ARPU ($, not rounded)	52.77	47.86	10%	53.85	44.71	20%
Blended wireless churn	2.1%	1.8%	0.2 pts	2.1%	2.1%	0.0 pts
Postpaid churn	0.8%	0.9%	(0.1) pts	0.9%	1.0%	(0.1) pts

pts - percentage points; n/m - not meaningful
Notes:
(1) Beginning with the third quarter of 2021, we have discontinued the use of “Wireline” and have replaced with “Fixed broadband” to label the results and metrics associated with the Company’s fixed broadband products in New Zealand.
(2) Segment Adjusted EBITDA margin is calculated as Segment Adjusted EBITDA divided by Service revenues.
(3) Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts.

Revenues

New Zealand total revenues increased by $9.7 million, or 8%, for the three months ended September 30, 2021 compared to the same period in 2020, primarily due to an increase in service revenues. Additionally, service revenues and total revenues for the quarter were impacted favorably by a 6% increase in foreign currency exchange.

Service revenues increased by $12.4 million, or 14%, for the three months ended September 30, 2021 compared to the same period in 2020. Excluding the impact of foreign currency exchange, service revenues increased by $7.1 million, or 7%, compared to the same period in 2020. The increase in reported service revenues was primarily due to the following:
●
Postpaid service revenues increased by $6.2 million, or 14%, compared to the third quarter of 2020. Excluding the impact of foreign currency exchange, postpaid service revenues increased by $3.6 million, or 8%, compared to the third quarter of 2020. The increase in revenues was primarily due to an 8% year over year increase in our postpaid subscriber base, driven primarily by continued growth of our B2B subscribers;
●
Prepaid service revenues increased by $1.1 million, or 5%, compared to the third quarter of 2020. Excluding the impact of foreign currency exchange, prepaid service revenues decreased by $0.3 million, or 1%, compared to the third quarter of 2020, primarily due to a decrease in the prepaid subscriber base as a result of movement restrictions due to COVID-19, partially offset by an increase in prepaid ARPU; and
●
Fixed broadband service revenues increased by $4.8 million, or 22%, compared to the third quarter of 2020. Excluding the impact of foreign currency exchange, fixed broadband service revenues increased by $3.6 million, or 15%, compared to the third quarter of 2020. This increase was driven primarily by a 13% year-over-year growth in the fixed broadband subscriber base as well as an increase in residential fixed broadband ARPU.

Segment Adjusted EBITDA

Segment Adjusted EBITDA increased by $1.0 million, or 4%, for the three months ended September 30, 2021 compared to the same period in 2020. On an organic basis Segment Adjusted EBITDA increased by $0.9 million, or 3%, compared to the same period in 2020, which excludes the impact of the new revenue standard, a year-over-year headwind of $1.6 million, or 5%, and a foreign currency exchange benefit of $1.7 million, or 6%. The 4% reported increase in Segment Adjusted EBITDA was primarily the result of the aforementioned increases in revenues, partially offset by the following increases in operating expenses:
●
Cost of service increased by $6.5 million, or 21%. Excluding the impact of foreign currency exchange, cost of service increased $4.6 million, or 14%, primarily due to an increase in transmission expense associated with the growth in fixed broadband subscribers. Additionally, there was also an increase in interconnection costs associated with a higher volume of traffic terminating outside of 2degrees’ network due to COVID-19 related mobility restrictions in the third quarter of 2021;
●
Sales and marketing increased by $2.9 million, or 22%. Excluding the impact of foreign currency exchange, sales and marketing costs increased $2.2 million, or 16%, primarily due to an increase in commissions expense as a result of higher amortization expense relating to incremental contract acquisition costs capitalized subsequent to September 30, 2020;
●
General and administrative increased by $2.8 million, or 18%. Excluding the impact of foreign currency exchange, the increase was $1.9 million, or 12%, primarily due to higher legal, audit and consulting costs with approximately $1.0 million of the increase primarily due to professional service costs which were associated with the strategic transactions currently under consideration; and
●
Cost of equipment sales decreased by $3.5 million, or 13%. Excluding the impact of foreign currency, the decrease was $5.2 million, or 17%, primarily due to societal restrictions in effect during the third quarter of 2021 related to the COVID-19 pandemic which resulted in a decline in retail activity and lower equipment sales.

Capital Expenditures

Capital expenditures increased by $8.3 million, or 62%, for the three months ended September 30, 2021 compared to the same period in 2020. The increase was primarily attributable to 5G network investments. Excluding the impact of foreign currency, capital expenditures increased by $7.5 million, or 53%.

Bolivia

Financial Results

	Three Months Ended September 30,			Nine Months Ended September 30,
(US dollars in millions unless otherwise noted, unaudited)	2021	2020	% Chg	2021	2020	% Chg

Revenues
Wireless service revenues	28.5	33.5	(15%)	90.1	106.8	(16%)
Fixed broadband service revenues(1)	1.3	0.7	80%	3.6	2.1	74%
Non-subscriber international long distance and other revenues	0.5	0.4	31%	1.4	1.3	8%
Service revenues	30.4	34.7	(12%)	95.1	110.1	(14%)
Equipment sales	0.0	1.6	(98%)	0.3	3.5	(91%)
Total revenues	30.4	36.3	(16%)	95.4	113.6	(16%)

Segment Adjusted EBITDA	(1.5)	0.5	(421%)	0.9	5.1	(83%)
Segment Adjusted EBITDA margin(2)	(5.0%)	1.4%	(6.4) pts	0.9%	4.7%	(3.7) pts

Capital expenditures(3)	3.0	2.0	54%	10.3	5.7	81%
Capital intensity	10.0%	5.7%	4.3 pts	10.9%	5.2%	5.7 pts

Subscriber Results

	Three Months Ended September 30,			Nine Months Ended September 30,
(Thousands unless otherwise noted, unaudited)	2021	2020	% Chg	2021	2020	% Chg

Postpaid
Gross additions	15.8	14.5	9%	45.4	34.5	32%
Net losses	(6.1)	(58.2)	90%	(29.9)	(63.8)	53%
Total postpaid subscribers	229.1	255.7	(10%)	229.1	255.7	(10%)
Prepaid
Net (losses) additions	(16.7)	201.8	(108%)	(73.2)	(181.8)	60%
Total prepaid subscribers	1,386.1	1,285.4	8%	1,386.1	1,285.4	8%
Total wireless subscribers(4)	1,677.2	1,598.3	5%	1,677.2	1,598.3	5%

Monthly blended wireless ARPU ($, not rounded)	5.72	7.40	(23%)	5.87	6.94	(15%)
Monthly postpaid wireless ARPU ($, not rounded)	18.18	19.13	(5%)	18.89	20.66	(9%)
Monthly prepaid wireless ARPU ($, not rounded)	3.53	4.54	(22%)	3.52	3.99	(12%)
Blended wireless churn	9.6%	2.9%	6.7 pts	9.1%	6.3%	2.8 pts
Postpaid churn	3.2%	8.2%	(5.0) pts	3.5%	3.9%	(0.4) pts

pts - percentage points
Notes:
(1) Beginning with the third quarter of 2021, Fixed LTE subscribers have been reclassified for all periods from Other wireless subscribers and is now included as component of Fixed broadband subscribers.
(2) Segment Adjusted EBITDA margin is calculated as Segment Adjusted EBITDA divided by Service revenues.
(3) Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts.
(4) Includes public telephony and other wireless subscribers.

Revenues

Bolivia total revenues declined by $5.9 million, or 16%, for the three months ended September 30, 2021 compared to the same period in 2020, due to a decrease in service revenues of $4.3 million, or 12%. This decline in service revenues was primarily due to the impact of COVID-19 as well as increased competition in the market and included a $3.7 million, or 23%, decline in postpaid revenues, and a 10% decrease in our postpaid subscriber base. Prepaid service revenues decreased by $1.4 million, or 8%, primarily due to a 22% decline in prepaid ARPU as a result of a decline in voice revenues as subscribers continued to shift from voice usage to data-based voice applications.

Segment Adjusted EBITDA

Segment Adjusted EBITDA declined by $2.0 million, for the three months ended September 30, 2021 compared to the same period in 2020, primarily due to the aforementioned decrease in total revenues which was partially offset by a decline in operating expenses, primarily due to the following:
●
Cost of service declined by $0.3 million, or 2%, primarily due to a decrease in interconnection costs as a result of lower voice traffic terminating outside of our network;
●
Sales and marketing increased by $0.1 million, or 1%, primarily due to an increase in advertising expense and commissions expense. This increase was mostly offset by cost control measures, including a decrease in salaries and wages as a result of a workforce reduction which occurred during the fourth quarter of 2020;
●
General and administrative declined by $1.8 million, or 21%, primarily due to a decrease in bad debt expense as a result of the societal restrictions related to the COVID-19 pandemic which impacted collections in the third quarter of 2020; and
●
Cost of equipment sales declined by $1.9 million, or 75%, primarily due to a decrease in the volume of handsets sold during the third quarter of 2021 compared to the same period last year.

Capital Expenditures

Capital expenditures increased by $1.1 million, or 54%, for the three months ended September 30, 2021 compared to the same period in 2020, mainly due to the timing of spending.

Review of Consolidated Performance

	Three Months Ended September 30,			Nine Months Ended September 30,
(US dollars in millions, unaudited)	2021	2020	% Chg	2021	2020	% Chg

Consolidated Adjusted EBITDA(1)	25.8	27.9	(8%)	86.8	78.4	11%
Consolidated Adjusted EBITDA margin(1)(2)	19.2%	22.1%	(2.9)pts	21.3%	21.2%	0.1pts

(Deduct) add:
Finance costs(3)	(13.4)	(11.3)	(18%)	(47.0)	(33.8)	(39%)
Impairment of long-lived assets	(113.8)	-	(100%)	(113.8)	-	(100%)
Change in fair value of warrant liability	-	(0.1)	n/m	0.1	(0.1)	206%
Depreciation, amortization and accretion	(28.0)	(27.7)	(1%)	(85.6)	(79.7)	(7%)
Income tax benefit (expense)	1.0	(15.7)	106%	(5.3)	(17.6)	70%
Other(4)	0.8	3.9	(79%)	(1.2)	(6.7)	82%
Net loss	(127.7)	(23.0)	(455%)	(165.9)	(59.5)	(179%)

pts - percentage points; n/m - not meaningful
Notes:
(1) These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(2) Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.
(3) Finance costs includes Interest expense and Debt issuance and modification costs. For a description of these costs, see "Finance costs" below.
(4) Other includes the following: Equity-based compensation, Gain on disposal of assets and sale-leaseback transaction, Transaction and other nonrecurring costs and Other, net.

Earnings per share

	Three Months Ended September 30,		Nine Months Ended September 30,
(US dollars in millions except per share data, unaudited)	2021	2020	2021	2020

Net loss attributable to Trilogy International Partners Inc.	(90.6)	(13.2)	(116.5)	(35.4)

Weighted Average Common Shares Outstanding:
Basic and diluted	66,348,444	57,930,499	61,353,637	57,589,461

Net loss Per Share:
Basic and diluted	(1.37)	(0.23)	(1.90)	(0.61)

Finance costs

	Three Months Ended September 30,			Nine Months Ended September 30,
(US dollars in millions, unaudited)	2021	2020	% Chg	2021	2020	% Chg

Interest on borrowings, net of capitalized interest
New Zealand	1.9	2.5	(22%)	6.5	7.3	(11%)
Bolivia	0.5	0.5	(10%)	1.4	1.5	(2%)
Corporate	11.0	8.3	32%	32.0	25.0	28%
Total Interest on borrowings	13.4	11.3	18%	39.9	33.8	18%

Debt issuance and modification costs	-	-	0%	7.0	-	100%
Total finance costs	13.4	11.3	18%	47.0	33.8	39%

Depreciation, amortization and accretion

	Three Months Ended September 30,			Nine Months Ended September 30,
(US dollars in millions, unaudited)	2021	2020	% Chg	2021	2020	% Chg

New Zealand	18.7	16.6	13%	56.9	47.6	20%
Bolivia	9.3	11.1	(16%)	28.7	31.8	(10%)
Corporate	-	0.1	(110%)	-	0.4	(108%)
Total depreciation, amortization and accretion	28.0	27.7	1%	85.6	79.7	7%

Interest expense

Interest expense increased by $2.1 million, or 18%, for the three months ended September 30, 2021 compared to the same period in 2020, primarily related to the issuance by Trilogy International South Pacific LLC (“TISP”), a subsidiary of Trilogy LLC, in October 2020 of $50 million in aggregate principal amount of senior secured notes at an interest rate of 10.0% per annum (the “TISP 10.0% Notes”). See Note 7 – Debt to the Condensed Consolidated Financial Statements for further information.

Impairment of long-lived assets

Impairment of long-lived assets of $113.8 million for the three months ended September 30, 2021 relates to the impairment charge for Bolivia recorded during the three months ended September 30, 2021. For additional information, see Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Condensed Consolidated Financial Statements.

Change in fair value of warrant liability

The change in impact from the warrant liability of $0.1 million for the three months ended September 30, 2021 compared to the same period in 2020, was due to changes in the trading price of the warrants.

Income tax (expense) benefit

Income tax expense declined by $16.7 million for the three months ended September 30, 2021 compared to the same period in 2020, primarily due to the valuation allowance recorded against the Company’s deferred tax assets in Bolivia in the third quarter of 2020. There was also the benefit recorded in the third quarter of 2021 for the impact of the impairment charge on the Company’s deferred tax liability in respect of NuevaTel’s unrepatriated earnings.

Other

Other income declined by $3.1 million for the three months ended September 30, 2021 compared to the same period in 2020, primarily due to the gain recognized for the final closing of the tower sale-leaseback transaction in the third quarter of 2020, partially offset by changes in the fair value of interest rate swaps in New Zealand.

Managing our Liquidity and Financial Resources

As of September 30, 2021, the Company had approximately $77.6 million in cash, cash equivalents and restricted cash, of which $41.4 million was held by 2degrees, $16.7 million was held by NuevaTel and $19.5 million was held at headquarters and others. Of the $19.5 million held at headquarters and others, $9.1 million is unavailable for use in general operations due to restrictions in place under the terms of indebtedness incurred by TISP. For additional information, see “Note 7 – Debt” to the Condensed Consolidated Financial Statements. Cash, cash equivalents and restricted cash as of September 30, 2021 decreased $24.9 million as compared to December 31, 2020, primarily due to $65.4 million in purchases of property and equipment.

The Company and its operating subsidiaries, 2degrees and NuevaTel, continue to actively monitor the impact of the COVID-19 pandemic on the economies of New Zealand and Bolivia. The self-isolation and movement restrictions implemented in these countries, especially in Bolivia, continue to affect customer behavior. NuevaTel has maintained its liquidity to date in part due to cash management efforts since the onset of the COVID-19 pandemic, resulting in $16.7 million of cash, cash equivalents and restricted cash as of September 30, 2021. As an additional measure to preserve liquidity and support the ability to generate future cash flows, NuevaTel implemented workforce reductions in the fourth quarter of 2020 with related cost reductions continuing through the nine months ended September 30, 2021. Although these initiatives have tempered the impact to date, the prolonged effect of the pandemic has resulted in increased liquidity and cash challenges for NuevaTel which could become acute regarding its ability to meet its financial obligations as they become due. Specifically, forecasted cash resources may not be sufficient to fund obligations due in the first quarter of 2022. Management is currently working to address issues associated with meeting such financial obligations. These actions may include arranging extended payment terms with suppliers, arranging other external investment or seeking to transition the NuevaTel business to a third party.

TIP Inc. does not expect NuevaTel’s impairment charge or related business performance and liquidity challenges to affect TIP Inc.’s overall business and strategic priorities or financial objectives.

On May 6, 2021, TISP and TISP Finance initiated a private offer (“Exchange Offer”) to the holders of the 8.875% Senior Secured Notes due 2022 of Trilogy LLC and Trilogy International Finance, Inc. (the “Trilogy LLC 2022 Notes”) to exchange any and all of the then-outstanding $350 million aggregate principal amount of the Trilogy LLC 2022 Notes for the 8.875% Senior Secured Notes of TISP and TISP Finance, Inc. due 2023 (the “TISP 8.875% Notes”). The Exchange Offer closed on June 7, 2021. The Trilogy LLC 2022 Notes that remained outstanding after the closing of the Exchange Offer were redeemed and repaid in full with the proceeds of the sale of additional TISP 8.875% Notes in June 2021 and a total of $357.0 million in aggregate principal amount of TISP 8.875% Notes is outstanding as of September 30, 2021. For additional information, see Note 7 – Debt to the Condensed Consolidated Financial Statements.

In the first half of 2021, the Company announced that 2degrees was preparing for a partial public listing on the New Zealand Stock Exchange and the Australian Securities Exchange (the “ASX”) by the end of this year. The completion of any such listing would be subject to market conditions and would be intended to raise capital to accelerate growth initiatives at 2degrees and enable Trilogy to reduce entity level debt. $4.7 million of costs related to the preparation for this planned public listing and equity issuance have been deferred and included within Prepaid expenses and other current assets on the Condensed Consolidated Balance Sheet as of September 30, 2021, reflecting the facts and circumstances as of that date.

In October 2021, the Company announced that it had paused activity on the aforementioned initial public offering in order to consider a potential merger of 2degrees and Orcon Group Limited (“Orcon Group”). Orcon Group, which operates a fixed broadband business in New Zealand, is owned by Vocus Group Limited, which was previously listed on the ASX and acquired by Macquarie Asset Management and Aware Super in July 2021. Any combination of 2degrees and Orcon Group would be subject to agreement on satisfactory terms between the parties, satisfaction of closing conditions, including required regulatory approvals, and there can be no assurance that such transaction will be entered into or completed.

Operating, investing and financing activities

	Three Months Ended September 30,			Nine Months Ended September 30,
(US dollars in millions, unaudited)	2021	2020	% Chg	2021	2020	% Chg

Net cash provided by (used in):
Operating activities	46.6	30.9	51%	41.4	41.0	1%
Investing activities	(25.5)	(11.8)	(116%)	(65.9)	(44.7)	(48%)
Financing activities	(6.6)	16.9	(139%)	0.9	32.1	(97%)
Net increase (decrease) in cash, cash equivalents and restricted cash	14.6	36.1	(60%)	(23.5)	28.5	(183%)

Operating activities

Cash flow provided by operating activities increased by $0.4 million for the nine months ended September 30, 2021 compared to the same period in 2020. This change reflects various offsetting changes in working capital during the nine months ended September 30, 2021 compared to the same period in 2020, including, among other changes, lease incentives received in the third quarter of 2021, partially offset by $7.0 million of fees paid to third parties in connection with the exchange in June 2021 of the Trilogy LLC 2022 Notes and a $5.1 million increase in interest paid, net of capitalized interest, primarily due to an increase in interest expense related to the issuance of the TISP 10.0% Notes during the fourth quarter of 2020. See Note 7 – Debt to the Condensed Consolidated Financial Statements for further information.

Investing activities

Cash flow used in investing activities increased by $21.2 million for the nine months ended September 30, 2021 compared to the same period in 2020, due to an $18.9 million increase in capital expenditures and aggregate payments of $6.7 million for spectrum licenses in 2021, including renewal of 2degrees’ 1800 and 2100 MHz spectrum holdings, and the receipt in 2020 of $5.8 million in cash proceeds from the fourth and final closing of the NuevaTel tower sale-leaseback transaction. These changes were partially offset by $10.0 million in maturities and sales of short-term investments in 2021.

Financing activities

Cash flow provided by financing activities declined by $31.2 million for the nine months ended September 30, 2021 compared to the same period in 2020, primarily due to a $33.0 million reduction in proceeds from debt, net of payments, including the $35.1 million of proceeds in 2020 from the 2degrees senior facilities agreement.

Non-GAAP Measures and Other Financial Measures; Basis of Presentation

In managing our business and assessing our financial performance, we supplement the information provided by the financial statements presented in accordance with U.S. GAAP with several customer-focused performance metrics and non-U.S. GAAP financial measures which are utilized by our management to evaluate our performance. Although we believe these measures are widely used in the wireless industry, some may not be defined by us in precisely the same way as by other companies in the wireless industry, so there may not be reliable ways to compare us to other companies. Adjusted EBITDA represents Net loss (the most directly comparable U.S. GAAP measure) excluding amounts for: income tax expense (benefit); interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); loss on disposal of assets and sale-leaseback transaction; and all other non-operating income and expenses. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. We believe Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow us to evaluate our performance by removing from our operating results items that do not relate to our core operating performance. Adjusted EBITDA and Adjusted EBITDA Margin are not measures of financial performance under U.S. GAAP and should not be considered in isolation or as a substitute for Net loss, the most directly comparable U.S. GAAP financial measure. Adjusted EBITDA and Adjusted EBITDA Margin are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Reconciliation of Consolidated Adjusted EBITDA and Adjusted EBITDA Margin

	Three Months Ended September 30,			Nine Months Ended September 30,
(US dollars in millions, unaudited)	2021	2020	% Chg	2021	2020	% Chg

Net loss	(127.7)	(23.0)	(455%)	(165.9)	(59.5)	(179%)

Add:
Interest expense	13.4	11.3	18%	39.9	33.8	18%
Depreciation, amortization and accretion	28.0	27.7	1%	85.6	79.7	7%
Debt issuance and modification costs	-	-	0%	7.0	-	100%
Income tax (benefit) expense	(1.0)	15.7	(106%)	5.3	17.6	(70%)
Change in fair value of warrant liability	-	0.1	(100%)	(0.1)	0.1	(206%)
Other, net	(2.2)	0.2	n/m	(4.4)	3.1	(241%)
Equity-based compensation	0.8	0.9	(13%)	2.7	4.8	(44%)
Impairment of long-lived assets	113.8	-	100%	113.8	-	100%
Loss (gain) on disposal of assets and sale-leaseback transaction	0.3	(5.1)	105%	0.9	(2.5)	134%
Transaction and other nonrecurring costs(1)	0.3	-	794%	2.1	1.3	66%
Consolidated Adjusted EBITDA(2)	25.8	27.9	(8%)	86.8	78.4	11%
Net loss margin(3)	(95.0%)	(18.2%)	(76.8) pts	(40.8%)	(16.1%)	(24.7) pts
Consolidated Adjusted EBITDA Margin(2) (4)	19.2%	22.1%	(2.9) pts	21.3%	21.2%	0.1 pts

pts - percentage points n/m - not meaningful
Notes:
(1) Includes a $1.8 million nonrecurring increase in salaries and wages expense in New Zealand related to general and administrative expense in the second quarter of 2021.
(2) These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(3) Net loss margin is calculated as Net loss divided by Service revenues.
(4) Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.

Other Information

Consolidated financial results – quarterly summary

TIP Inc.’s operating results may vary from quarter to quarter because of changes in general economic conditions, seasonal fluctuations and foreign currency movements, among other things, in each of TIP Inc.’s operations and business segments. Different products and subscribers have unique seasonal and behavioral features. Accordingly, one quarter’s results are not predictive of future performance.

Fluctuations in net (loss) income from quarter to quarter can result from events that are unique or that occur irregularly, such as losses on the refinance of debt, foreign exchange gains or losses, changes in the fair value of warrant liability and derivative instruments, impairment or sale of assets and changes in income taxes.

(US dollars in millions	2021			2020				2019
except per share data, unaudited)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Service revenues	134.4	134.2	138.2	134.6	126.3	115.3	127.8	131.2
Equipment sales	23.1	23.4	31.1	34.2	27.5	19.7	25.0	34.9
Total revenues	157.5	157.6	169.3	168.8	153.7	135.0	152.8	166.1
Operating expenses	(275.0)	(161.6)	(166.1)	(169.4)	(149.5)	(143.3)	(153.6)	(162.5)
Operating (loss) income	(117.5)	(4.1)	3.3	(0.6)	4.3	(8.3)	(0.8)	3.6
Interest expense	(13.4)	(13.2)	(13.3)	(12.7)	(11.3)	(11.1)	(11.4)	(11.3)
Change in fair value of warrant liability	-	0.1	0.1	0.1	(0.1)	-	(0.1)	0.2
Debt issuance and modification costs	-	(7.0)	-	-	-	-	-	-
Other, net	2.2	0.4	1.8	(1.5)	(0.2)	(1.0)	(2.0)	1.5
Loss before income taxes	(128.7)	(23.8)	(8.2)	(14.7)	(7.3)	(20.4)	(14.2)	(6.0)
Income tax benefit (expense)	1.0	(2.7)	(3.6)	(5.5)	(15.7)	1.2	(3.1)	44.4
Net (loss) income	(127.7)	(26.5)	(11.7)	(20.2)	(23.0)	(19.2)	(17.3)	38.4
Net loss (income) attributable to noncontrolling interests	37.1	9.3	3.0	7.8	9.8	8.2	6.1	(21.1)
Net (loss) income attributable to TIP Inc.	(90.6)	(17.2)	(8.7)	(12.4)	(13.2)	(11.0)	(11.1)	17.3
Net (loss) income attributable to TIP Inc. per share:
Basic and diluted	(1.37)	(0.29)	(0.15)	(0.21)	(0.23)	(0.19)	(0.19)	0.30

Supplementary Information

Condensed Consolidated Statements of Operations and Comprehensive Loss

	Three Months Ended September 30,		Nine Months Ended September 30,
(US dollars in millions, unaudited)	2021	2020	2021	2020

Revenues
Wireless service revenues	104.0	101.7	316.6	301.5
Fixed broadband service revenues	28.1	22.7	83.7	61.6
Equipment sales	23.1	27.5	77.5	72.1
Non-subscriber international long distance and other revenues	2.3	1.9	6.6	6.3
Total revenues	157.5	153.7	484.4	441.5

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	56.0	49.8	163.4	149.1
Cost of equipment sales	25.2	30.6	84.2	78.0
Sales and marketing	22.5	19.5	65.7	58.0
General and administrative	29.2	26.8	89.1	84.1
Depreciation, amortization and accretion	28.0	27.7	85.6	79.7
Impairment of long-lived assets	113.8	-	113.8	-
Loss (gain) on disposal of assets and sale-leaseback transaction	0.3	(5.1)	0.9	(2.5)
Total operating expenses	275.0	149.5	602.7	446.3
Operating (loss) income	(117.5)	4.3	(118.3)	(4.8)

Other (expenses) income
Interest expense	(13.4)	(11.3)	(39.9)	(33.8)
Change in fair value of warrant liability	-	(0.1)	0.1	(0.1)
Debt issuance and modification costs	-	-	(7.0)	-
Other, net	2.2	(0.2)	4.4	(3.1)
Total other expenses, net	(11.2)	(11.6)	(42.4)	(37.0)
Loss before income taxes	(128.7)	(7.3)	(160.7)	(41.9)

Income tax benefit (expense)	1.0	(15.7)	(5.3)	(17.6)
Net loss	(127.7)	(23.0)	(165.9)	(59.5)
Less: Net loss attributable to noncontrolling interests	37.1	9.8	49.4	24.1
Net loss attributable to Trilogy International Partners Inc.	(90.6)	(13.2)	(116.5)	(35.4)

Comprehensive (loss) income
Net loss	(127.7)	(23.0)	(165.9)	(59.5)
Other comprehensive (loss) income:
Foreign currency translation adjustments	(2.5)	4.6	(8.6)	(5.5)
Other comprehensive (loss) income	(2.5)	4.6	(8.6)	(5.5)
Comprehensive loss	(130.2)	(18.4)	(174.5)	(65.0)
Comprehensive loss attributable to noncontrolling interests	37.5	7.6	52.7	26.9
Comprehensive loss attributable to Trilogy International Partners Inc.	(92.7)	(10.9)	(121.8)	(38.1)

Condensed Consolidated Balance Sheets

(US dollars in millions, unaudited)	September 30, 2021	December 31, 2020

ASSETS
Current assets:
Cash and cash equivalents	67.0	71.2
Restricted cash	10.6	31.3
Short-term investments	-	10.0
Accounts receivable, net	61.3	55.4
Equipment Installment Plan (“EIP”) receivables, net	43.2	43.5
Inventory	10.9	14.6
Prepaid expenses and other current assets	40.5	28.8
Total current assets	233.5	254.9

Property and equipment, net	293.6	362.9
Operating lease right-of-use assets, net	120.4	156.0
License costs and other intangible assets, net	63.7	85.5
Goodwill	9.8	10.2
Long-term EIP receivables	34.0	37.3
Deferred income taxes	28.2	37.6
Other assets	44.5	44.6
Total assets	827.7	989.0

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	26.3	19.9
Construction accounts payable	13.2	16.5
Current portion of debt and financing lease liabilities	32.1	21.0
Customer deposits and unearned revenue	26.3	27.4
Short-term operating lease liabilities	18.7	17.9
Other current liabilities and accrued expenses	110.2	116.4
Total current liabilities	226.8	219.1

Long-term debt and financing lease liabilities	621.6	630.8
Deferred income taxes	0.1	8.0
Non-current operating lease liabilities	169.8	138.5
Other non-current liabilities	26.1	31.6
Total liabilities	1,044.4	1,027.9

Commitments and contingencies

Total shareholders’ deficit	(216.7)	(38.9)

Total liabilities and shareholders’ deficit	827.7	989.0

Condensed Consolidated Statements of Cash Flows

	Nine Months Ended September 30,
(US dollars in millions, unaudited)	2021	2020

Operating activities:
Net loss	(165.9)	(59.5)
Adjustments to reconcile net loss to net cash provided by
operating activities:
Provision for doubtful accounts	6.9	11.2
Depreciation, amortization and accretion	85.6	79.7
Equity-based compensation	2.7	4.8
Impairment of long-lived assets	113.8	-
Loss (gain) on disposal of assets and sale-leaseback transaction	0.9	(2.5)
Non-cash right-of-use asset lease expense	15.2	14.0
Non-cash interest expense, net	5.6	2.6
Settlement of cash flow hedges	(1.3)	(1.1)
Change in fair value of warrant liability	(0.1)	0.1
Non-cash (gain) loss from change in fair value on cash flow hedges	(3.3)	3.8
Unrealized (gain) loss on foreign exchange transactions	(0.5)	0.3
Deferred income taxes	0.1	11.4
Changes in operating assets and liabilities:
Accounts receivable	(13.7)	(6.5)
EIP receivables	(0.4)	0.1
Inventory	3.3	3.8
Prepaid expenses and other current assets	(12.5)	(8.8)
Other assets	(3.2)	0.3
Accounts payable	6.7	(0.8)
Customer deposits and unearned revenue	-	3.0
Operating lease liabilities	3.2	(12.4)
Other current liabilities and accrued expenses	(1.6)	(2.3)
Net cash provided by operating activities	41.4	41.0

Investing activities:
Purchases of property and equipment	(65.4)	(46.6)
Maturities and sales of short-term investments	10.0	-
Purchase of spectrum licenses and other additions to license costs	(6.7)	-
Proceeds from sale-leaseback transaction	-	5.8
Other, net	(3.7)	(3.9)
Net cash used in investing activities	(65.9)	(44.7)

Financing activities:
Payments of debt, including sale-leaseback and EIP receivables financing obligations	(374.7)	(269.7)
Proceeds from debt	350.0	299.0
Proceeds from EIP receivables financing obligation	33.5	12.6
Dividends to noncontrolling interests	(5.7)	(8.1)
Debt issuance and modification costs	(1.9)	(1.4)
Other, net	(0.3)	(0.2)
Net cash provided by financing activities	0.9	32.1

Net (decrease) increase in cash, cash equivalents and restricted cash	(23.5)	28.5
Cash, cash equivalents and restricted cash, beginning of period	102.5	78.5
Effect of exchange rate changes	(1.4)	(1.4)
Cash, cash equivalents and restricted cash, end of period	77.6	105.6

About Forward-Looking Information

Forward-looking information and statements

This press release contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America. Forward-looking information and forward-looking statements may relate to the future outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, new credit facilities, and other plans and objectives such as the potential initial public offering of 2degrees or a business combination with the Orcon Group. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “preliminary”, “estimates”, “plans”, “targets”, “expects” or “does not expect”, “an opportunity exists”, “outlook”, “prospects”, “strategy”, “intends”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, estimates, projections or other characterizations of future events or circumstances contain forward-looking information and statements.

Forward-looking information and statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information and statements may not be appropriate for other purposes. Forward-looking information and statements contained in this press release are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These opinions, estimates and assumptions include but are not limited to: the completion of satisfactory due diligence by 2degrees and Orcon Group with respect to their proposed transaction; the ability and willingness of these parties to negotiate and agree upon final terms of the potential transaction; that the conditions to closing such a transaction with Orcon Group will be satisfied; that if a transaction with Orcon Group is not entered into, the ability of 2degrees to resume and complete an initial public listing and equity issuance; that the conditions to closing will be satisfied, including necessary regulatory approvals; general economic and industry growth rates; currency exchange rates and interest rates; product pricing levels and competitive intensity; income tax; subscriber growth; pricing, usage, and churn rates; changes in government regulation; technology deployment; availability of devices; timing of new product launches; content and equipment costs; vendor and supplier performance; the integration of acquisitions; industry structure and stability; and data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources. Despite a careful process to prepare and review the forward-looking information and statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Numerous risks and uncertainties, some of which may be unknown, relating to TIP Inc.’s business could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking information and statements. Among such risks and uncertainties are those that relate to either the Company or Orcon Group not moving beyond the due diligence stage; the parties being unable to agree to the final terms of the transaction; the risk that the conditions to completion of the transaction will not be satisfied; an event, change or other circumstance that could give rise to the termination of the transaction will occur; receipt of required regulatory approvals; risks associated with any potential acquisition, investment or merger; the risk that if the 2degrees public listing and equity issuance is resumed that it can be successfully completed; TIP Inc.’s and Trilogy LLC’s history of losses; TIP Inc.’s and Trilogy LLC’s status as holding companies; TIP Inc. subsidiaries significant level of indebtedness and the refinancing, default and other risks, resulting therefrom, as well as limits, restrictive covenants and restrictions set forth in TIP Inc.’s subsidiaries’ credit agreements, including certain limitations on TIP Inc.’s and its subsidiaries’ ability to buy and sell assets resulting therefrom; TIP Inc.’s or its subsidiaries’ ability to incur additional debt despite their indebtedness levels; TIP Inc.’s or its subsidiaries’ ability to pay interest and to refinance their indebtedness; the risk that TIP Inc.’s or its subsidiaries’ credit ratings could be downgraded; TIP Inc.’s and its subsidiaries’ having insufficient financial resources to achieve their objectives; risks associated with any potential acquisition, investment or merger; the significant political, social, economic and legal risks of operating in Bolivia; NuevaTel’s ability to meet its financial obligations as they become due; certain of TIP Inc.’s operations being in a market with substantial tax risks and inadequate protection of shareholder rights; the need for spectrum access; the regulated nature of the industry in which TIP Inc. participates; the use of “conflict minerals” in handsets and the effect thereof on availability of certain products, including handsets; anti-corruption compliance; intense competition; lack of control over network termination, roaming and international long distance revenues; rapid technological change and associated costs; reliance on equipment suppliers including Huawei Technologies Company Limited and its subsidiaries and affiliates; subscriber “churn” risks, including those associated with prepaid accounts; the need to maintain distributor relationships; TIP Inc.’s future growth being dependent on innovation and development of new products; security threats and other material disruptions to TIP Inc.’s wireless networks; the ability of TIP Inc. and its subsidiaries to protect subscriber information and cybersecurity risks generally; health risks associated with handsets; litigation, including class actions and regulatory matters; fraud, including device financing, customer credit card, subscription and dealer fraud; reliance on limited management resources; risks associated with the minority shareholders of TIP Inc.’s subsidiaries; general economic risks; natural disasters including earthquakes and public health crises such as the COVID-19 pandemic; risks surrounding climate change and other environmental factors; foreign exchange and interest rate changes; currency controls and withholding taxes; interest rate risk; TIP Inc.’s ability to utilize carried forward tax losses; changes to TIP Inc.’s dividend policy; tax related risks; TIP Inc.’s dependence on Trilogy LLC to pay taxes and other expenses; Trilogy LLC being required to make distributions to TIP Inc. and the other owners of Trilogy LLC; differing interests among TIP Inc’s. and Trilogy LLC’s other equity owners in certain circumstances; an increase in costs and demands on management resources when TIP Inc. ceases to qualify as an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012; additional expenses if TIP Inc. loses its foreign private issuer status under U.S. federal securities laws; volatility of the Common Shares price; dilution of the Common Shares; market coverage; TIP Inc.’s or its subsidiaries’ failure to pay dividends, TIP Inc.’s internal controls over financial reporting; new laws and regulations; and risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information and statements in this press release, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this press release. Please see our continuous disclosure filings available under TIP Inc.’s profile at www.sedar.com and at www.sec.gov for information on the risks and uncertainties associated with our business.

Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this press release represent our expectations as of the date of this press release or the date indicated. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Investor Relations Contacts

Ann Saxton
Erik Mickels
425-458-5900
425-458-5900
Ann.Saxton@trilogy-international.com
Erik.Mickels@trilogy-international.com
Vice President, Investor Relations & Corporate Development
Senior Vice President, Chief Financial Officer

Media Contact

Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development